Eugene Trowbridge, CCIM

Partner

_____________

Jillian Sidoti, CCIM

Partner

_____________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

_____________

_____________

Mailing Address:

 38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

November 19, 2018

Via EDGAR

          Re:    Cardone Equity Fund V, LLC (the

                    “Company”)

                    File No. 024-10865

Dear Ms. Gowetski,

We have received your oral comment regarding Rule 255 requirements on general solicitation regarding Rule 506(c) offerings that are currently being conducted by Cardone Capital, LLC (the “Manager”). Thank you also for accepting our phone call this afternoon to discuss the matter.

In order to comply with the comment, the Company proposes to either delete or to add the following legend to the social media posts and general solicitations that are intended for Accredited Investors:

This offering is for VERIFIED ACCREDITED INVESTORS ONLY.

*This is a solicitation of an indication of interest. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until qualification of the offering statement

Please, as soon as possible, advise if this is acceptable to resolve this comment. If it is acceptable, the Company will immediately take the steps necessary to add the above legend to all solicitations that were not otherwise deleted.

Thank you.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client